Exhibit 12.1

THE ST. PAUL TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(for the three months ended March 31, in millions, except ratios)	2006	2005

Income from continuing operations before income taxes	$1,338	$1,188
Interest	76	71
Portion of rentals deemed to be interest	18	15

Income available for fixed charges	$1,432	$1,274

Fixed charges:
Interest	$76	$71
Portion of rentals deemed to be interest	18	15

Total fixed charges	94	86
Preferred stock dividend requirements	2	3

Total fixed charges and preferred stock dividend requirements	$96	$89

Ratio of earnings to fixed charges	15.25	14.78

Ratio of earnings to combined fixed charges and preferred dividend requirements	14.93	14.38

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.